UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

RENTECH, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

760112102

(CUSIP Number)

Marisa Beeney

GSO Capital Partners LP

345 Park Avenue

New York, New York 10154

Tel: (212) 583-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 9, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 760112102

1	Names of reporting persons GSO Cactus Credit Opportunities Fund LP
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 4,452,839*
	8	Shared voting power 0
	9	Sole dispositive power 4,452,839*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 4,452,839*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 1.9%†
14	Type of reporting person (see instructions) PN

*	Represents approximate number of shares of Common Stock, par value $0.01 per share (the “Common Stock”), of Rentech, Inc., a Colorado corporation (the “Issuer”) issuable upon conversion of Series E Convertible Preferred Stock, par value $10.00 per share (the “Series E Convertible Preferred Stock”).
†	The calculation of the foregoing percentage is based on 227,530,698 shares of Common Stock outstanding as of February 28, 2014 as reported in the Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2013 of the Issuer, filed with the SEC on March 17, 2014, plus the shares of Common Stock issuable upon the conversion of the Series E Convertible Preferred Stock beneficially owned by the Reporting Person.

CUSIP No. 760112102

1	Names of reporting persons Steamboat Credit Opportunities Master Fund LP
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands, British West Indies
Number of shares beneficially owned by each reporting person with	7	Sole voting power 1,729,862*
	8	Shared voting power 0
	9	Sole dispositive power 1,729,862*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 1,729,862*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.8%†
14	Type of reporting person (see instructions) PN

*	Represents approximate number of shares of Common Stock issuable upon conversion of Series E Convertible Preferred Stock.
†	The calculation of the foregoing percentage is based on 227,530,698 shares of Common Stock outstanding as of February 28, 2014 as reported in the Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2013 of the Issuer, filed with the SEC on March 17, 2014, plus the shares of Common Stock issuable upon the conversion of the Series E Convertible Preferred Stock beneficially owned by the Reporting Person.

CUSIP No. 760112102

1	Names of reporting persons GSO Coastline Credit Partners LP
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 1,731,139*
	8	Shared voting power 0
	9	Sole dispositive power 1,731,139*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 1,731,139*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.8%†
14	Type of reporting person (see instructions) PN

*	Represents approximate number of shares of Common Stock issuable upon conversion of Series E Convertible Preferred Stock.
†	The calculation of the foregoing percentage is based on 227,530,698 shares of Common Stock outstanding as of February 28, 2014 as reported in the Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2013 of the Issuer, filed with the SEC on March 17, 2014, plus the shares of Common Stock issuable upon the conversion of the Series E Convertible Preferred Stock beneficially owned by the Reporting Person.

CUSIP No. 760112102

1	Names of reporting persons GSO Aiguille des Grands Montets Fund II LP
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Ontario, Canada
Number of shares beneficially owned by each reporting person with	7	Sole voting power 5,852,021*
	8	Shared voting power 0
	9	Sole dispositive power 5,852,021*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 5,852,021*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 2.5%†
14	Type of reporting person (see instructions) PN

*	Represents approximate number of shares of Common Stock issuable upon conversion of Series E Convertible Preferred Stock.
†	The calculation of the foregoing percentage is based on 227,530,698 shares of Common Stock outstanding as of February 28, 2014 as reported in the Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2013 of the Issuer, filed with the SEC on March 17, 2014, plus the shares of Common Stock issuable upon the conversion of the Series E Convertible Preferred Stock beneficially owned by the Reporting Person.

CUSIP No. 760112102

1	Names of reporting persons GSO Palmetto Opportunistic Investment Partners LP
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 3,003,003*
	8	Shared voting power 0
	9	Sole dispositive power 3,003,003*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 3,003,003*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 1.3%†
14	Type of reporting person (see instructions) PN

*	Represents approximate number of shares of Common Stock issuable upon conversion of Series E Convertible Preferred Stock.
†	The calculation of the foregoing percentage is based on 227,530,698 shares of Common Stock outstanding as of February 28, 2014 as reported in the Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2013 of the Issuer, filed with the SEC on March 17, 2014, plus the shares of Common Stock issuable upon the conversion of the Series E Convertible Preferred Stock beneficially owned by the Reporting Person.

CUSIP No. 760112102

1	Names of reporting persons GSO Credit-A Partners LP
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 7,262,045*
	8	Shared voting power 0
	9	Sole dispositive power 7,262,045*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 7,262,045*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 3.1%†
14	Type of reporting person (see instructions) PN

*	Represents approximate number of shares of Common Stock issuable upon conversion of Series E Convertible Preferred Stock.
†	The calculation of the foregoing percentage is based on 227,530,698 shares of Common Stock outstanding as of February 28, 2014 as reported in the Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2013 of the Issuer, filed with the SEC on March 17, 2014, plus the shares of Common Stock issuable upon the conversion of the Series E Convertible Preferred Stock beneficially owned by the Reporting Person.

CUSIP No. 760112102

1	Names of reporting persons GSO Special Situations Fund LP
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 12,951,069*
	8	Shared voting power 0
	9	Sole dispositive power 12,951,069*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 12,951,069*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 5.4%†
14	Type of reporting person (see instructions) PN

*	Represents approximate number of shares of Common Stock issuable upon conversion of Series E Convertible Preferred Stock.
†	The calculation of the foregoing percentage is based on 227,530,698 shares of Common Stock outstanding as of February 28, 2014 as reported in the Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2013 of the Issuer, filed with the SEC on March 17, 2014, plus the shares of Common Stock issuable upon the conversion of the Series E Convertible Preferred Stock beneficially owned by the Reporting Person.

CUSIP No. 760112102

1	Names of reporting persons GSO Special Situations Overseas Master Fund Ltd.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands, British West Indies
Number of shares beneficially owned by each reporting person with	7	Sole voting power 8,063,063*
	8	Shared voting power 0
	9	Sole dispositive power 8,063,063*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 8,063,063*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 3.4%†
14	Type of reporting person (see instructions) CO

*	Represents approximate number of shares of Common Stock issuable upon conversion of Series E Convertible Preferred Stock.
†	The calculation of the foregoing percentage is based on 227,530,698 shares of Common Stock outstanding as of February 28, 2014 as reported in the Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2013 of the Issuer, filed with the SEC on March 17, 2014, plus the shares of Common Stock issuable upon the conversion of the Series E Convertible Preferred Stock beneficially owned by the Reporting Person.

CUSIP No. 760112102

1	Names of reporting persons GSO Palmetto Opportunistic Associates LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 3,003,003*
	8	Shared voting power 0
	9	Sole dispositive power 3,003,003*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 3,003,003*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 1.3%†
14	Type of reporting person (see instructions) OO

*	Represents approximate number of shares of Common Stock issuable upon conversion of Series E Convertible Preferred Stock.
†	The calculation of the foregoing percentage is based on 227,530,698 shares of Common Stock outstanding as of February 28, 2014 as reported in the Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2013 of the Issuer, filed with the SEC on March 17, 2014, plus the shares of Common Stock issuable upon the conversion of the Series E Convertible Preferred Stock beneficially owned by the Reporting Person.

CUSIP No. 760112102

1	Names of reporting persons GSO Credit-A Associates LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 7,262,045*
	8	Shared voting power 0
	9	Sole dispositive power 7,262,045*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 7,262,045*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 3.1%†
14	Type of reporting person (see instructions) OO

*	Represents approximate number of shares of Common Stock issuable upon conversion of Series E Convertible Preferred Stock.
†	The calculation of the foregoing percentage is based on 227,530,698 shares of Common Stock outstanding as of February 28, 2014 as reported in the Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2013 of the Issuer, filed with the SEC on March 17, 2014, plus the shares of Common Stock issuable upon the conversion of the Series E Convertible Preferred Stock beneficially owned by the Reporting Person.

CUSIP No. 760112102

1	Names of reporting persons GSO Holdings I L.L.C.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 10,265,048*
	8	Shared voting power 0
	9	Sole dispositive power 10,265,048*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 10,265,048*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 4.3%†
14	Type of reporting person (see instructions) OO

*	Represents approximate number of shares of Common Stock issuable upon conversion of Series E Convertible Preferred Stock.
†	The calculation of the foregoing percentage is based on 227,530,698 shares of Common Stock outstanding as of February 28, 2014 as reported in the Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2013 of the Issuer, filed with the SEC on March 17, 2014, plus the shares of Common Stock issuable upon the conversion of the Series E Convertible Preferred Stock beneficially owned by the Reporting Person.

CUSIP No. 760112102

1	Names of reporting persons GSO Capital Partners LP
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 34,779,996*
	8	Shared voting power 0
	9	Sole dispositive power 34,779,996*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 34,779,996*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 13.3%†
14	Type of reporting person (see instructions) PN

*	Represents approximate number of shares of Common Stock issuable upon conversion of Series E Convertible Preferred Stock.
†	The calculation of the foregoing percentage is based on 227,530,698 shares of Common Stock outstanding as of February 28, 2014 as reported in the Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2013 of the Issuer, filed with the SEC on March 17, 2014, plus the shares of Common Stock issuable upon the conversion of the Series E Convertible Preferred Stock beneficially owned by the Reporting Person.

CUSIP No. 760112102

1	Names of reporting persons GSO Advisor Holdings L.L.C.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 34,779,996*
	8	Shared voting power 0
	9	Sole dispositive power 34,779,996*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 34,779,996*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 13.3%†
14	Type of reporting person (see instructions) OO

*	Represents approximate number of shares of Common Stock issuable upon conversion of Series E Convertible Preferred Stock.
†	The calculation of the foregoing percentage is based on 227,530,698 shares of Common Stock outstanding as of February 28, 2014 as reported in the Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2013 of the Issuer, filed with the SEC on March 17, 2014, plus the shares of Common Stock issuable upon the conversion of the Series E Convertible Preferred Stock beneficially owned by the Reporting Person.

CUSIP No. 760112102

1	Names of reporting persons Blackstone Holdings I L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 45,045,045*
	8	Shared voting power 0
	9	Sole dispositive power 45,045,045*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 45,045,045*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 16.5%†
14	Type of reporting person (see instructions) PN

*	Represents approximate number of shares of Common Stock issuable upon conversion of Series E Convertible Preferred Stock.
†	The calculation of the foregoing percentage is based on 227,530,698 shares of Common Stock outstanding as of February 28, 2014 as reported in the Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2013 of the Issuer, filed with the SEC on March 17, 2014, plus the shares of Common Stock issuable upon the conversion of the Series E Convertible Preferred Stock beneficially owned by the Reporting Person.

CUSIP No. 760112102

1	Names of reporting persons Blackstone Holdings I/II GP Inc.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 45,045,045*
	8	Shared voting power 0
	9	Sole dispositive power 45,045,045*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 45,045,045*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 16.5%†
14	Type of reporting person (see instructions) CO

*	Represents approximate number of shares of Common Stock issuable upon conversion of Series E Convertible Preferred Stock.
†	The calculation of the foregoing percentage is based on 227,530,698 shares of Common Stock outstanding as of February 28, 2014 as reported in the Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2013 of the Issuer, filed with the SEC on March 17, 2014, plus the shares of Common Stock issuable upon the conversion of the Series E Convertible Preferred Stock beneficially owned by the Reporting Person.

CUSIP No. 760112102

1	Names of reporting persons The Blackstone Group L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 45,045,045*
	8	Shared voting power 0
	9	Sole dispositive power 45,045,045*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 45,045,045*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 16.5%†
14	Type of reporting person (see instructions) PN

*	Represents approximate number of shares of Common Stock issuable upon conversion of Series E Convertible Preferred Stock.
†	The calculation of the foregoing percentage is based on 227,530,698 shares of Common Stock outstanding as of February 28, 2014 as reported in the Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2013 of the Issuer, filed with the SEC on March 17, 2014, plus the shares of Common Stock issuable upon the conversion of the Series E Convertible Preferred Stock beneficially owned by the Reporting Person.

CUSIP No. 760112102

1	Names of reporting persons Blackstone Group Management L.L.C.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 45,045,045*
	8	Shared voting power 0
	9	Sole dispositive power 45,045,045*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 45,045,045*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 16.5%†
14	Type of reporting person (see instructions) OO

*	Represents approximate number of shares of Common Stock issuable upon conversion of Series E Convertible Preferred Stock.
†	The calculation of the foregoing percentage is based on 227,530,698 shares of Common Stock outstanding as of February 28, 2014 as reported in the Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2013 of the Issuer, filed with the SEC on March 17, 2014, plus the shares of Common Stock issuable upon the conversion of the Series E Convertible Preferred Stock beneficially owned by the Reporting Person.

CUSIP No. 760112102

1	Names of reporting persons Bennett J. Goodman
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 45,045,045*
	9	Sole dispositive power 0
	10	Shared dispositive power 45,045,045*
11	Aggregate amount beneficially owned by each reporting person 45,045,045*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 16.5%†
14	Type of reporting person (see instructions) IN

*	Represents approximate number of shares of Common Stock issuable upon conversion of Series E Convertible Preferred Stock.
†	The calculation of the foregoing percentage is based on 227,530,698 shares of Common Stock outstanding as of February 28, 2014 as reported in the Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2013 of the Issuer, filed with the SEC on March 17, 2014, plus the shares of Common Stock issuable upon the conversion of the Series E Convertible Preferred Stock beneficially owned by the Reporting Person.

CUSIP No. 760112102

1	Names of reporting persons J. Albert Smith III
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 45,045,045*
	9	Sole dispositive power 0
	10	Shared dispositive power 45,045,045*
11	Aggregate amount beneficially owned by each reporting person 45,045,045*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 16.5%†
14	Type of reporting person (see instructions) IN

*	Represents approximate number of shares of Common Stock issuable upon conversion of Series E Convertible Preferred Stock.
†	The calculation of the foregoing percentage is based on 227,530,698 shares of Common Stock outstanding as of February 28, 2014 as reported in the Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2013 of the Issuer, filed with the SEC on March 17, 2014, plus the shares of Common Stock issuable upon the conversion of the Series E Convertible Preferred Stock beneficially owned by the Reporting Person.

CUSIP No. 760112102

1	Names of reporting persons Douglas I. Ostrover
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 45,045,045*
	9	Sole dispositive power 0
	10	Shared dispositive power 45,045,045*
11	Aggregate amount beneficially owned by each reporting person 45,045,045*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 16.5%†
14	Type of reporting person (see instructions) IN

*	Represents approximate number of shares of Common Stock issuable upon conversion of Series E Convertible Preferred Stock.
†	The calculation of the foregoing percentage is based on 227,530,698 shares of Common Stock outstanding as of February 28, 2014 as reported in the Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2013 of the Issuer, filed with the SEC on March 17, 2014, plus the shares of Common Stock issuable upon the conversion of the Series E Convertible Preferred Stock beneficially owned by the Reporting Person.

CUSIP No. 760112102

1	Names of reporting persons STEPHEN A. SCHWARZMAN
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 45,045,045*
	8	Shared voting power 0
	9	Sole dispositive power 45,045,045*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 45,045,045*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 16.5%†
14	Type of reporting person (see instructions) IN

*	Represents approximate number of shares of Common Stock issuable upon conversion of Series E Convertible Preferred Stock.
†	The calculation of the foregoing percentage is based on 227,530,698 shares of Common Stock outstanding as of February 28, 2014 as reported in the Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2013 of the Issuer, filed with the SEC on March 17, 2014, plus the shares of Common Stock issuable upon the conversion of the Series E Convertible Preferred Stock beneficially owned by the Reporting Person.

Item 1.	Security and Issuer.

This Statement on Schedule 13D (this “Schedule 13D”) relates to the Common Stock, par value $0.01 per share (the “Common Stock”), of Rentech, Inc., a Colorado corporation (the “Issuer”), having its principal executive offices at 10877 Wilshire Boulevard, Suite 600, Los Angeles, California.

Item 2.	Identity and Background.

(a) – (c) This Schedule 13D is being filed by:

•	(i) GSO Cactus Credit Opportunities Fund LP, which is a Delaware limited partnership, (ii) Steamboat Credit Opportunities Master Fund LP, which is a Cayman Islands limited partnership, (iii) GSO Coastline Credit Partners LP, which is a Delaware limited partnership, (iv) GSO Aiguille des Grands Montets Fund II LP, which is an Ontario, Canada limited partnership, (vi) GSO Special Situations Fund LP, which is a Delaware limited partnership, (vi) GSO Special Situations Overseas Master Fund Ltd., which is a Cayman Islands company limited by shares, (vii) GSO Palmetto Opportunistic Investment Partners LP, which is a Delaware limited partnership, (viii) GSO Credit A-Partners LP, which is a Delaware limited partnership, (collectively, with GSO Cactus Credit Opportunities Fund LP, Steamboat Credit Opportunities Master Fund LP, GSO Coastline Credit Partners LP, GSO Aiguille des Grands Montets Fund II LP, GSO Special Situations Fund LP, GSO Special Situations Overseas Master Fund Ltd. and GSO Palmetto Opportunistic Investment Partners LP, the “GSO Funds”), (ix) GSO Palmetto Opportunistic Associates LLC, which is a Delaware limited liability company, (x) GSO Credit-A Associates LLC, which is a Delaware limited liability company, (xi) GSO Holdings I L.L.C., which is a Delaware limited liability company and (xii) GSO Capital Partners LP, which is a Delaware limited partnership (collectively, with GSO Palmetto Opportunistic Associates LLC, GSO Credit-A Associates LLC and GSO Holdings I L.L.C. and the GSO Funds, the “GSO Entities”);

•	Bennett J. Goodman, J. Albert Smith III and Douglas I. Ostrover, each of whom is a United States citizen (collectively, the “GSO Executives”);

•	(i) GSO Advisor Holdings L.L.C., which is a Delaware limited liability company, (ii) Blackstone Holdings I L.P., which is a Delaware limited partnership, (iii) Blackstone Holdings I/II GP Inc., which is a Delaware corporation, (iv) The Blackstone Group L.P., which is a Delaware limited partnership, and (v) Blackstone Group Management L.L.C., which is a Delaware limited liability company (collectively, the “Blackstone Entities”); and

•	Stephen A. Schwarzman, who is a United States citizen.

The principal business address of each of the GSO Entities and GSO Executives is c/o GSO Capital Partners LP, 345 Park Avenue, New York, NY 10154. The principal business address of each of the Blackstone Entities and Mr. Schwarzman is c/o The Blackstone Group, 345 Park Avenue, New York, NY 10154.

The principal business of the GSO Funds is investing in both public and private non-investment grade and non-rated securities, including leveraged loans, high yield bonds, distressed securities, second lien loans, mezzanine securities, equity securities, credit derivatives and other investments.

The principal business of GSO Palmetto Opportunistic Associates LLC is performing the functions of, and serving as, the general partner of GSO Palmetto Opportunistic Investment Partners LP. The principal business of GSO Credit-A Associates LLC is performing the functions of, and serving as, the general partner of GSO Credit-A Partners LP. The principal business of GSO Holdings I L.L.C. is performing the functions of, and serving as, the managing member (or similar position) of and member or equity holder in each of GSO Palmetto Opportunistic Associates LLC and GSO Credit-A Associates LLC and other affiliated entities.

The principal business of GSO Capital Partners LP is serving as the investment manager of each of GSO Cactus Credit Opportunities Fund LP, Steamboat Credit Opportunities Master Fund LP, GSO Coastline Credit Partners LP, GSO Aiguille des Grands Montets Fund II LP, GSO Special Situations Fund LP and GSO Special Situations Overseas Master Fund Ltd. and other affiliated entities.

The principal business of GSO Advisor Holdings L.L.C. is performing the functions of, and serving as, the general partner of GSO Capital Partners LP. The principal business of Blackstone Holdings I L.P. is performing the functions of, and serving as, the managing member (or similar position) of and member or equity holder in each of GSO Holdings I L.L.C. and GSO Advisor Holdings L.L.C. and other affiliated entities. The principal business of Blackstone Holdings I/II GP Inc. is performing the functions of, and serving as, the general partner (or similar position) of Blackstone Holdings I L.P. and other affiliated Blackstone entities. The principal business of The Blackstone Group L.P. is performing the functions of, and serving as, the controlling shareholder of Blackstone Holdings I/II GP Inc. and other affiliated Blackstone entities. The principal business of Blackstone Group Management L.L.C. is performing the functions of, and serving as, the general partner of The Blackstone Group L.P.

The principal occupation of Mr. Stephen A. Schwarzman is serving as an executive of Blackstone Group Management L.L.C. The principal occupation of each of Messrs. Goodman, Smith and Ostrover is serving as an executive of GSO Holdings I LLC and GSO Capital Partners LP.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See Item 2(a)-(b) above for citizenship of each of the Reporting Persons.

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the 100,000 shares of Series E Convertible Preferred Stock, par value $10.00 per share (the “Series E Convertible Preferred Stock”) purchased by the GSO Funds on April 9, 2014 of this Schedule 13D was approximately $98,000,000. The GSO Funds’ payment of the aggregate purchase price was funded by cash on hand.

Item 4.	Purpose of Transaction.

The shares of Series E Convertible Preferred Stock held by the GSO Funds were acquired directly from the Issuer in a private placement transaction on April 9, 2014. The GSO Funds currently hold such shares for investment purposes, subject to the following.

The Reporting Persons intend to review on a continuing basis the GSO Funds’ investment in the Issuer. As a result of the Reporting Persons’ continuous review and evaluation of the business of the Issuer, the Reporting Persons may communicate with the board of directors of the Issuer, members of management and/or other security holders from time to time with respect to operational, strategic, financial or governance matters or otherwise work with management and the board of directors with a view to maximizing security holder value. Subject to the agreements described herein, the Reporting Persons may seek to sell or otherwise dispose of some or all of the Issuer’s securities (which may include, but is not limited to, transferring some or all of such securities to its affiliates or distributing some or all of such securities to such Reporting Person’s respective partners, members or beneficiaries, as applicable) from time to time, and/or may seek to acquire additional securities of the Issuer (which may include rights or securities exercisable or convertible into securities of the Issuer) from time to time, in each case, in open market or private transactions, block sales or otherwise. Any transaction that the Reporting Persons may pursue may be made at any time and from time to time without prior notice and will depend on a variety of factors, including, without limitation, the price and availability of the Issuer’s securities, subsequent developments affecting the Issuer, the Issuer’s business and the Issuer’s prospects, other investment and business opportunities available to the Reporting Persons, general industry and economic conditions, the securities markets in general, tax considerations and other factors deemed relevant by the Reporting Persons.

Douglas I. Ostrover serves on the board of directors of the Issuer and in such capacity may have influence over the corporate activities of the Issuer, including activities which may relate to items describe in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as described in this Item 4 of Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described herein, the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management or the board of directors of the Issuer with respect to the business and affairs of the Issuer, and may from time to time consider pursuing or proposing any such transactions and, in connection therewith, may discuss, evaluate and/or pursue any such transactions with advisors, the Issuer or other persons.

The descriptions of the Credit Agreement, the Subscription Agreement, the Articles of Amendment, the Registration Rights Agreement and the Put Option Agreements, the Put Option Pledge Agreement, the Guarantee Agreement and the Credit Agreement Pledge Agreement contained in Item 6 of this Schedule 13D are incorporated herein by reference and are qualified in their entirety by reference to such agreements, each of which is filed as an exhibit hereto and incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer.

(a) – (b) Based on information set forth in the Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2013 of the Issuer, filed with the SEC on March 17, 2014, the following disclosure assumes that there are 227,530,698 shares of Common Stock outstanding as of February 28, 2014.

Based on this number of outstanding shares of Common Stock, the aggregate number and percentage of the shares of Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D.

As of the date hereof, GSO Cactus Credit Opportunities Fund LP directly holds 9,885.3043 shares of Series E Preferred Stock convertible into approximately 4,452,839 shares of Common Stock, Steamboat Credit Opportunities Master Fund LP directly holds 3,840.2958 shares of Series E Preferred Stock convertible into approximately 1,729,862 shares of Common Stock, GSO Coastline Credit Partners LP directly holds 3,843.1304 shares of Series E Preferred Stock convertible into approximately 1,731,139 shares of Common Stock, GSO Aiguille des Grands Montets Fund II LP directly holds 12,991.4871 shares of Series E Preferred Stock convertible into approximately 5,852,021 shares of Common Stock, GSO Palmetto Opportunistic Investment Partners LP directly holds 6,666.6667 shares of Series E Preferred Stock convertible into approximately 3,003,003 shares of Common Stock, GSO Credit-A Partners LP directly holds 16,121.7415 shares of Series E Preferred Stock convertible into approximately 7,262,045 shares of Common Stock, GSO Special Situations Fund LP directly holds 28,751.3742 shares of Series E Preferred Stock convertible into approximately 12,951,069 shares of Common Stock and GSO Special Situations Overseas Master Fund Ltd. directly holds 17,900.0000 shares of Series E Preferred Stock convertible into approximately 8,063,063 shares of Common Stock.

GSO Palmetto Opportunistic Associates LLC is the general partner of GSO Palmetto Opportunistic Investment Partners LP, and in that capacity directs its operations. GSO Credit-A Associates LLC is the general partner of GSO Credit-A Partners LP, and in that capacity directs its operations. GSO Holdings I L.L.C. is the managing member of each of GSO Palmetto Opportunistic Associates LLC and GSO Credit-A Associates LLC, and in that capacity directs operations for each of them.

GSO Capital Partners LP serves as the investment manager of each of GSO Cactus Credit Opportunities Fund LP, Steamboat Credit Opportunities Master Fund LP, GSO Coastline Credit Partners LP, GSO Aiguille des Grands Montets Fund II LP, GSO Special Situations Fund LP and GSO Special Situations Overseas Master Fund Ltd, and in that respect holds discretionary investment authority for each of them.

GSO Advisor Holdings L.L.C. is the general partner of GSO Capital Partners LP, and in that capacity directs its operations. Blackstone Holdings I L.P. is the sole member of each of GSO Holdings I L.L.C. and GSO Advisor Holdings L.L.C., and in that capacity, directs their operations. Blackstone Holdings I/II GP Inc. is the general partner of Blackstone Holdings I L.P., and in that capacity, directs its operations. The Blackstone Group L.P. is the controlling shareholder of Blackstone Holdings I/II GP Inc., and in that capacity, directs its operations. Blackstone Group Management L.L.C. is the general partner of The Blackstone Group L.P., and in that capacity directs its operations. Blackstone Group Management L.L.C. is wholly owned by its senior managing directors and controlled by its founder, Stephen A. Schwarzman. In addition, each of Bennett J. Goodman, J. Albert Smith III and Douglas I. Ostrover may be deemed to have shared voting power and/or investment power with respect to the securities held by the GSO Funds.

Each such Reporting Person may be deemed to beneficially own the Common Shares beneficially owned by the GSO Funds directly or indirectly controlled by it or him, but neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person (other than the GSO Funds identified is directly holding shares of Common Stock) is the beneficial owner of Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose and each of the Reporting Persons expressly disclaims beneficial ownership of such shares of Common Stock and any assertion or presumption that it and the other persons on whose behalf this statement is filed constitute a “group.”

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons (other than the GSO Funds, to the extent they directly hold the shares of Common Stock reported on this Schedule 13D) is the beneficial owner of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

The descriptions of the Credit Agreement, the Subscription Agreement, the Articles of Amendment, the Registration Rights Agreement and the Put Option Agreements, the Put Option Pledge Agreement, the Guarantee Agreement and the Credit Agreement Pledge Agreement contained in Item 6 of this Schedule 13D are incorporated herein by reference and are qualified in their entirety by reference to such agreements, each of which is filed as an exhibit hereto and incorporated by reference herein.

(c) Except as set forth herein, none of the Reporting Persons has engaged in any transaction during the past 60 days in any shares of Common Stock.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Subscription Agreement

On April 9, 2014, the Issuer entered into a Subscription Agreement (the “Subscription Agreement”) with the GSO Funds, pursuant to which the Issuer sold 100,000 shares of the Series E Preferred Stock (the “Purchased Shares”) to the GSO Funds for an aggregate of $98 million (inclusive of an issuance discount of 2%).

Conversion. Any holder of outstanding shares of Series E Preferred Stock has the right, but not the obligation, to elect, from time to time, to convert any or all of such holder’s shares of Series E Preferred Stock into a number of shares of Common Stock as is determined by dividing the original issue price of $1,000 per share of each such share of Series E Preferred Stock by $2.22 (the “Conversion Price”), subject to adjustments in the event of a stock split, stock or securities dividend, combination, recapitalization or certain other customary adjustments, with any fractional shares paid in cash. However, no more than an aggregate of 45,045,045 shares of Common Stock can be issued upon such conversion, subject to appropriate adjustment in the event of a stock split, stock dividend, combination or other similar recapitalization (the “Conversion Cap”).

The Issuer may elect to convert all, but not less than all, of the outstanding shares of Series E Preferred Stock to Common Stock at any time after the second anniversary of the original issue date if the trading price was more than two times the Conversion Price for at least the 30 consecutive trading days during the 90 days immediately preceding such election. The Conversion Price will be adjusted as provided in the Articles of Amendment filed on April 9, 2014 to the Amended and Restated Articles of Incorporation of the Issuer (the “Articles of Amendment”) in the event of certain stock splits, stock subdivisions, stock or securities dividends, stock reclassifications, reorganizations, mergers, consolidations or sales of assets. The Articles of Amendment do not include any price-based anti-dilution adjustments.

Dividends. Dividends on the Series E Preferred accrue and are cumulative, whether or not declared by the Board of Directors of the Issuer, at the rate of 4.5% per annum on the sum of the original issue price plus all unpaid accrued and accumulated dividends thereon, whether or not declared by the Board of Directors. In addition to the dividends accruing on shares of Series E Preferred Stock described above, if the Issuer declares or pays a cash dividend on its Common Stock, the Issuer is required to declare and pay a dividend on the outstanding shares of Series E Preferred Stock on a pro rata basis with the Common Stock determined on an as-converted basis.

Voting. Each holder of outstanding shares of Series E Preferred Stock is entitled to vote with holders of outstanding shares of Common Stock, voting together as a single class, with respect to any and all matters presented to the shareholders of the Issuer. In any such vote, each outstanding share of Series E Preferred Stock is entitled to a number of votes equal to the number of shares of Common Stock into which such share of Series E Preferred Stock is convertible.

In the election of directors to the Issuer:

•	for so long as the initial holders (or their Permitted Transferees (as defined in the Articles of Amendment )) of the outstanding shares of Series E Preferred Stock as of the original issue date own at least 85% of the shares of Series E Preferred Stock issued on the original issue date, the holders of the outstanding shares of Series E Preferred Stock, voting as a separate class, are entitled to elect two individuals to the Board of Directors (each, a “Series E Director”); and

•	for so long as the initial holders (or their Permitted Transferees) of the outstanding shares of Series E Preferred Stock as of the original issue date own at least 42.5% of the shares of Series E Preferred Stock issued on the original issue date, the holders of the outstanding shares of Series E Preferred Stock, voting as a separate class, are entitled to elect one Series E Director.

Under the Articles of Amendment, the Issuer may not take certain actions without first having obtained the written consent of the holders of a majority of the outstanding shares of Series E Preferred Stock (the “Protective Provisions”), including, without limitation (a) issuing any indebtedness directly or indirectly convertible into or exchangeable for any capital stock; (b) redeeming or repurchasing or permitting any subsidiary of the Issuer to redeem or repurchase any shares of any class or series of capital stock of the Issuer, subject to certain exceptions, including an exception that applies if the Issuer has paid in full all accrued and accumulated dividends on the Series E Preferred Stock through the last dividend payment date; provided that, in such case, a redemption or repurchase generally cannot be made using indebtedness proceeds; and (c) increasing or decreasing the maximum number of directors on the Board of Directors to more than ten persons or to less than eight persons.

Redemption. After the earliest of (a) the seventh anniversary of the original issue date, (b) the consummation of a Change of Control (as defined in the Articles of Amendment), (c) a bankruptcy, a dissolution, a liquidation or the winding up the affairs of the Issuer or (d) any breach by the Issuer of the Protective Provisions (which breach has remained uncured for a period of 30 days, provided such 30-day cure period shall not apply if such breach is not capable of cure), each holder of outstanding shares of Series E Preferred Stock shall, have the right to cause the Issuer to redeem any or all of the outstanding shares of Series E Preferred Stock held by such holder. The “Redemption Price” for the shares will be equal to their original issue price plus all unpaid accrued and accumulated dividends thereon (including any amounts accrued and unpaid since the last dividend payment date).

Under the Articles of Amendment, a “Change of Control” includes, among other things, (a) the sale, transfer, lease or other disposition, in one or a series of related transactions, of assets (including equity interests in any subsidiary of the Issuer) comprising a majority of the assets of the wood fibre, wood pellet and related businesses of the Issuer and its subsidiaries, other than any sale in a public offering of limited partner interests or other equity interests in any subsidiary of the Issuer, so long as the Issuer, directly or indirectly, owns a majority of the voting and economic interests in the general partner, manager or similar governing entity of such subsidiary; and (b) the Issuer ceasing to own or control, directly or indirectly (i) a majority of the shares of capital stock or equity, partnership or membership interests of the general partner of Rentech Nitrogen Partners, L.P., or (ii) its general partner. A “Change of Control” does not include any removal of or failure to re-elect any or all of the directors of the Issuer if such removal or failure to re-elect is approved by such vote of the Issuer’s shareholders as is required under the Issuer’s Articles of Incorporation and Bylaws.

The Issuer may redeem all, but not less than all, of the outstanding shares of Series E Preferred Stock at any time after the seventh anniversary of the original issue date for a price equal to the Redemption Price.

Liquidation. In the event of any liquidation, dissolution or winding up of the Issuer, whether voluntary or involuntary, holders of each outstanding share of Series E Preferred Stock will be entitled to be paid out of the assets of the Issuer available for distribution to shareholders, before any payment may be made to the holders of any other class or series of capital stock of the Issuer, an amount equal to the greater of (a) Redemption Price of each outstanding share of Series E Preferred Stock held and (b) the amount that such holder would have been entitled to receive upon the liquidation, dissolution or winding up of the Issuer if all outstanding shares of Series E Preferred Stock had been converted into Common Stock immediately prior to such liquidation, dissolution or winding up of the Issuer.

Purchaser Nominees. Under the Subscription Agreement, in addition to the rights under the Articles of Amendment, for so long as the GSO Funds in the aggregate have record and beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of shares of Common Stock issued upon conversion of the Purchased Shares (the “Conversion Shares”) that constitute at least 10% of the outstanding Common Stock, the GSO Funds’ collectively have the right to nominate one person for election to the Board of Directors of the Issuer (a “Purchaser Nominee”). For so long as the GSO Funds in the aggregate have record and beneficial ownership of Conversion Shares that constitute more than 18% of the outstanding Common Stock and less than 42.5% of the Series E Preferred Stock issued on the date of the Subscription Agreement, the GSO Funds collectively are entitled to nominate a total of two Purchaser Nominees for election to the Board of Directors.

If the GSO Funds are entitled to appoint two Series E Directors, or to appoint at least one Series E Director and to nominate at least one Purchaser Nominee, one such Series E Director or Purchaser Nominee must satisfy all independence and other requirements of membership on the Board of Directors imposed by the Nasdaq Stock Market Rules (other than the requirements of Rule 10A-3(b)(1)(ii) under the Exchange Act, which relates to audit committee membership). For so long as the GSO Funds have the right to appoint or nominate at least one person to the Board of Directors in accordance with the Subscription Agreement, the GSO Funds collectively have the right to appoint one observer (the “Observer”) to the Board of Directors who must be reasonably acceptable to the Issuer.

Restrictions on Transfer. No GSO Fund may Transfer any of the Purchased Shares to any person (other than pursuant to the Articles of Amendment or a Put Option Agreement) without the prior written consent of the Issuer, which shall not be unreasonably withheld, delayed or conditioned. However, without the prior written consent of the Issuer, a GSO Fund may transfer Purchased Shares to a Permitted Transferee in accordance with the Subscription Agreement. Among other things, the GSO Funds generally may not sell on any day an aggregate number of shares of Common Stock in excess of 25% of the average daily trading volume of the Common Stock for the preceding three months on the national securities exchange on which it is traded, except pursuant to an underwritten offering of the Common Stock in a registration effected by the Issuer pursuant to the Registration Rights Agreement.

Standstill. Under the Subscription Agreement, each GSO Fund has agreed that until the first anniversary of the date of the Subscription Agreement (the “Restricted Period”), without the prior written consent of the Issuer, it will not at any time, nor will it cause or permit any of its affiliates under the credit business segment of The Blackstone Group L.P. to, acquire, directly or indirectly, by purchase or otherwise, record or beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act), of any additional shares of the Common Stock (other than shares of the Common Stock issued upon conversion of the Series E Preferred Stock and any other shares directly issued by the Issuer). However, if, at any time, the GSO Funds, in the aggregate, have record or beneficial ownership of less than 10% of the outstanding shares of the Common Stock determined on a fully diluted basis, then the GSO Funds, in the aggregate, may acquire record or beneficial ownership of additional shares of the Common Stock, so long as the GSO Funds, in the aggregate, do not have record or beneficial ownership of 10% or more of the outstanding shares of the Common Stock determined on a fully diluted basis. If the Issuer takes any direct or indirect action that results in the number of shares of Common Stock outstanding being reduced (e.g., stock repurchases), no GSO Fund will be deemed to have breached this provision as a result of such action. During the Restricted Period, each of the GSO Funds have also agreed to comply with certain customary “standstill” restrictions.

Hedging Transactions. Each GSO Fund has agreed that it will not enter into any hedging transactions. However, (a) if the trading price of the Common Stock is more than two times the Conversion Price for at least 30 consecutive trading days immediately prior to a hedging transaction, then such GSO Fund may enter into such hedging transaction (other than any short sale) and (b) the restrictions on hedging transactions will terminate and be of no further force or effect when the GSO Funds, in the aggregate, cease to have beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of more than 5% of the outstanding shares of the Common Stock.

Certain New Securities. If, after the date of the Subscription Agreement, the Issuer intends to issue New Securities (as defined in the Subscription Agreement) for cash to any person, then, at least 10 business days prior to the issuance of the New Securities, the Issuer must offer the New Securities to the GSO Funds. However, the Issuer will have no obligation to make an offer unless at such time (a) the GSO Funds, in the aggregate, have record and beneficial ownership of more than 5% of the outstanding shares of the Common Stock (which shall be determined assuming conversion of all of the shares of Series E Preferred Stock), and (b) the trading price of the Common Stock has not exceeded $1.85 per share (the “Closing Price”) for the thirty trading days ending on the last day of the month immediately preceding the month in which the contemplated closing of the issuance of New Securities occurs. The GSO Funds collectively will have the right to purchase all but not less than all of the New Securities on the terms and conditions set forth in the offer for a period of 10 business days. If the GSO Funds do not elect to purchase all of the New Securities, the Issuer may sell the New Securities on terms and conditions that are no more favorable in the aggregate to the applicable purchaser than those set forth in the offer. If such sale is not consummated within 120 days of the date upon which the offer is given, then no issuance of New Securities may be made thereafter by the Issuer without again offering the same to the GSO Funds in accordance with the Subscription Agreement.

Exemption Letter. In connection with the execution and delivery of the Subscription Agreement, the Issuer granted the GSO Funds, GSO Capital Partners LP and certain affiliates, investment funds and accounts (collectively, the “GSO Investors”) an exemption from the Issuer’s Tax Benefit Preservation Plan, dated as of August 5, 2011, between the Issuer and Computershare Trust Company, N.A., as rights agent (the “Tax Benefit Preservation Plan”), which exemption (the “Exemption”) provides that each GSO Investor is an “Exempt Person” pursuant to Section 28 of the Tax Benefit Preservation Plan and that none of the GSO Investors, alone or in combination, shall be an “Acquiring Person” pursuant thereto. In exchange for granting the Exemption, the GSO Investors agreed that, during the period when the Tax Benefit Preservation Plan remains in effect, (a) the GSO Investors will not beneficially own more than 19.9% of the Common Stock (or 15%, 10% or 5% of the outstanding Common Stock if the GSO Investors’ aggregate beneficial ownership of Common Stock declines below 15%, 10% or 5%, respectively, of the Issuer’s outstanding Common Stock), (b) no GSO Investor will acquire Common Stock for the purposes of (i) accumulating any particular minimum combined percentage interest of the total outstanding Common Stock in combination with any person (other than a GSO Investor) or (ii) changing or influencing control of the Issuer in combination with any Person (other than a GSO Investor), (c) no GSO Investor will have any formal or informal understanding with any person (other than a GSO Investor) to make coordinated acquisitions of Common Stock within the meaning of Section 1.382-3(a)(1)(i) of the Treasury Regulations, and (d) no GSO Investor will base its decision on whether to invest in Common Stock on the investment decision of any person other than a GSO Investor.

Credit Agreement

On April 9, 2014, Rentech Nitrogen Holdings, Inc. (the “Borrower”), an indirect wholly owned subsidiary of the Issuer, entered into a Term Loan Credit Agreement (the “Credit Agreement”) among the Borrower, the GSO Funds, as lenders, Credit Suisse AG, Cayman Islands Branch, as administrative agent and each lender from time to time party thereto.

The new facility consists of a $50 million delayed draw term loan facility, with a five year maturity guaranteed pursuant to the Guaranty Agreement, dated as of April 9, 2014, by the Issuer in favor of Credit Suisse AG Cayman Islands Branch (the “Guarantee Agreement”). The obligations of the Borrower under the new facility are unconditionally guaranteed by the Issuer and will be secured by 2,762,431 common units of Rentech Nitrogen Partners, L.P. (“RNP”) owned by the Borrower pursuant to the Pledge Agreement, dated as of April 15, 2014, by and between Rentech Nitrogen Holdings, Inc. and Credit Suisse AG, Cayman Islands Branch (the “Credit Agreement Pledge Agreement”). The term loan facility is subject to 2.00% original issue discount. Borrowings under the new facility bear interest at a rate equal to the greater of (i) LIBOR (with a floor of 1.00%) plus 7.00% per annum and (ii) 8.00% per annum. In the event the Issuer prepays the facility prior to its first anniversary, subject to certain exceptions, it will be required to pay a prepayment fee equal to 1.00% of the amount of the prepayment.

The new facility contains customary affirmative and negative covenants and events of default relating to the Borrower and the Issuer. The covenants and events of default include, among other things, change of control (however, a change of control does not include any removal of or failure to re-elect any or all of the directors of the Issuer) and limitations on the incurrence of indebtedness and liens, the sale of assets, and the making of restricted payments by the Borrower and the Issuer. In addition, upon the occurrence of an initial public offering of the wood pellets or wood fibre operations of the Issuer, the Issuer must make an offer to prepay the entire outstanding principal amount of the facility.

Registration Rights Agreement

On April 9, 2014, the Issuer and the GSO Funds also entered into a Registration Rights Agreement (the “Registration Rights Agreement”) pursuant to which, among other things, the Issuer granted the GSO Funds certain registration rights. Under the Registration Rights Agreement, the Issuer is required to use its reasonable best efforts to cause the registration of the Conversion Shares.

Put Option Agreement

On April 9, 2014, a newly formed wholly owned subsidiary of the Issuer (“NewCo”) and each of the GSO Funds entered into a Put Option Agreement (the “Put Option Agreements”). Under the Put Option Agreements, NewCo has granted to each GSO Fund the right, but not obligation, to cause NewCo to purchase any or all of the Purchased Shares (other than Purchased Shares that have been redeemed) within 90 days following the date on which the GSO Fund receives written notice of the occurrence of a Put Trigger Event. The purchase price for the Purchased Shares will equal (a) $1,000 per share (as adjusted for stock splits, stock dividends, recapitalizations or similar transactions with respect to the Purchased Shares), plus (b) all accrued and unpaid dividends on such Purchased Shares (including all amounts accrued since the last dividend payment date). Under the Put Agreements, a “Put Trigger Event” means, among other things, the failure of the Issuer to redeem the Purchased Shares and to pay to the GSO Fund the Redemption Price of such shares on the applicable redemption date pursuant to the Articles of Amendment whether or not such payment or redemption is legally permissible or is otherwise prohibited. All obligations of NewCo under the Put Option Agreements are secured by 5,524,862 common units of RNP owned by the Newco pursuant to the Pledge Agreement, dated as of April 9, 2014, by and among NewCo, the GSO Funds, and Credit Suisse AG Cayman Islands Branch (the “Put Option Pledge Agreement”).

Each Put Agreement will terminate upon the earliest of (a) the time when the Issuer has redeemed all of the Purchased Shares held by the GSO Fund and paid to the GSO Fund the Redemption Price pursuant to the Articles of Amendment, (b) the time when the Purchased Shares of the GSO Fund have converted into shares of the Common Stock pursuant to the Articles of Amendment or (c) in the event that, on each trading day in a consecutive 90-day period, the volume-weighted average of the intraday sale prices price per share of the Common Stock, for such trading day on all domestic securities exchanges on which the Common Stock may at the time be listed is equal to or greater than two times the then-applicable Conversion Price.

Other than as disclosed in this Item 6, none of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or loss or the giving or withholding of proxies.

The descriptions of the Credit Agreement, the Subscription Agreement, the Articles of Amendment, the Registration Rights Agreement and the Put Option Agreements, the Put Option Pledge Agreement, the Guarantee Agreement and the Credit Agreement Pledge Agreement contained in this Item 6 are not intended to be complete and are qualified in their entirety by reference to such agreements, each of which is filed as an exhibit hereto and incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits.

Exhibit A	Joint Filing Agreement, dated April 21, 2014, among the Reporting Persons (filed herewith).

Exhibit B	Power of Attorney, dated June 8, 2010, granted by Bennett J. Goodman in favor of Marisa Beeney.

Exhibit C	Power of Attorney, dated June 8, 2010, granted by J. Albert Smith in favor of Marisa Beeney.

Exhibit D	Power of Attorney, dated June 8, 2010, granted by Douglas I. Ostrover in favor of Marisa Beeney.

Exhibit E	Articles of Amendment to Amended and Restated Articles of Incorporation of the Issuer (incorporated by reference from Exhibit 3.1 to the Current Report on Form 8-K of the Issuer, filed with the Securities and Exchange Commission on April 10, 2014).

Exhibit F	Subscription Agreement, dated as of April 9, 2014, by and among the Issuer, the GSO Funds and the GSO Funds’ Representative thereunder (incorporated by reference from Exhibit 10.1 to the Current Report on Form 8-K of the Issuer, filed with the Securities and Exchange Commission on April 10, 2014).

Exhibit G	Registration Rights Agreement, dated as of April 9, 2014, by and among the Issuer, the GSO Funds and the GSO Funds’ Representative (incorporated by reference from Exhibit 10.2 to the Current Report on Form 8-K of the Issuer, filed with the Securities and Exchange Commission on April 10, 2014).

Exhibit H	Form of Put Option Agreement, dated as of April 9, 2014, by and between NewCo and each GSO Fund (incorporated by reference from Exhibit 10.3 to the Current Report on Form 8-K of the Issuer, filed with the Securities and Exchange Commission on April 10, 2014).

Exhibit I	Pledge Agreement, dated as of April 15, 2014, by and among NewCo, the GSO Funds, and Credit Suisse AG Cayman Islands Branch (incorporated by reference from Exhibit 10.4 to the Current Report on Form 8-K of the Issuer, filed with the Securities and Exchange Commission on April 10, 2014).

Exhibit J	Term Loan Credit Agreement, dated as of April 9, 2014, among Rentech Nitrogen Holdings, Inc., the Lenders party thereto, and Credit Suisse AG Cayman Islands Branch (incorporated by reference from Exhibit 10.5 to the Current Report on Form 8-K of the Issuer, filed with the Securities and Exchange Commission on April 10, 2014).

Exhibit K	Guaranty Agreement, dated as of April 9, 2014, by the Issuer in favor of Credit Suisse AG Cayman Islands Branch (incorporated by reference from Exhibit 10.6 to the Current Report on Form 8-K of the Issuer, filed with the Securities and Exchange Commission on April 10, 2014).

Exhibit L	Pledge Agreement, dated as of April 9, 2014, by and between Rentech Nitrogen Holdings, Inc. and Credit Suisse AG, Cayman Islands Branch (incorporated by reference from Exhibit 10.7 to the Current Report on Form 8-K of the Issuer, filed with the Securities and Exchange Commission on April 10, 2014).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 21, 2014

GSO Cactus Credit Opportunities Fund LP
By:	GSO Capital Partners LP, its investment advisor

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

Steamboat Credit Opportunities Master Fund LP
By:	GSO Capital Partners LP, its investment advisor

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO Coastline Credit Partners LP
By:	GSO Capital Partners LP, its investment advisor

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO Aiguille des Grands Montets Fund II LP
By:	GSO Capital Partners LP, its investment manager

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

[Schedule 13D – Rentech, Inc.]

GSO Palmetto Opportunistic Investment Partners LP
By:	GSO Palmetto Opportunistic Associates LLC, its general partner

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO Credit A-Partners LP
By:	GSO Credit-A Associates LLC, its general partner

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO Palmetto Opportunistic Associates LLC

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO Credit-A Associates LLC

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO Special Situations Fund LP
By:	GSO Capital Partners LP, its investment manager

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO Special Situations Overseas Master Fund Ltd.
By:	GSO Capital Partners LP, its investment manager

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

[Schedule 13D – Rentech, Inc.]

GSO Holdings I L.L.C.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

GSO Capital Partners LP

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO Advisor Holdings L.L.C.
By:	Blackstone Holdings I L.P., its sole member
By:	Blackstone Holdings I/II GP Inc., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

Blackstone Holdings I L.P.
By:	Blackstone Holdings I/II GP Inc., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

Blackstone Holdings I/II GP Inc.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

The Blackstone Group L.P.
By:	Blackstone Group Management L.L.C., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

[Schedule 13D – Rentech, Inc.]

Blackstone Group Management L.L.C.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

Bennett J. Goodman

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Attorney-in-Fact

J. Albert Smith III

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Attorney-in-Fact

Douglas I. Ostrover

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Attorney-in-Fact

By:	/s/ Stephen A. Schwarzman
Stephen A. Schwarzman

[Schedule 13D – Rentech, Inc.]